UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Elevra Lithium Limited (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit

No.	Description
99.1	Appendix 4E – Preliminary Final Report of the Registrant for the year ended 30 June 2026, filed by the Registrant with the Australian Securities Exchange on August 28, 2026.
99.2
Appendix G – Key to Disclosures Corporate Governance Council Principles and Recommendations of the Registrant as at 28 August 2026, and Corporate Governance Statement of the Registrant, filed by the Registrant with the Australian Securities Exchange on August 28, 2026.

99.3	Annual Report of the Registrant for the year ended 30 June 2026, filed by the Registrant with the Australian Securities Exchange on August 28, 2026.
99.4	FY26 Full Year Results Announcement, filed by the Registrant with the Australian Securities Exchange on August 28, 2026.
99.5	FY26 Full Year Results Presentation, filed by the Registrant with the Australian Securities Exchange on August 28, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: August 31, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel